December 3, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             USA Compression Partners, LP

Registration Statement on Form S-3
File No. 333-228361

Ladies and Gentlemen:

On behalf of USA Compression Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on December 6, 2018, or as soon as practicable thereafter.

Thank you for your assistance with this matter.

Very truly yours,

USA COMPRESSION PARTNERS, LP

		By:	USA Compression GP, LLC,
its general partner

		By:	/s/ Christopher W. Porter
		Name:	Christopher W. Porter
		Title:	Vice President, General Counsel and Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.